HINES GLOBAL INCOME TRUST, INC.
845 Texas Avenue, Suite 3300
Houston, Texas 77002-1656

August 11, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:     Mr. Jeffrey Lewis, Ms. Kristina Marrone
    Office of Real Estate and Construction

Re:    Hines Global Income Trust, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2024
Filed March 26, 2025
File No. 000-55599

Dear Mr. Lewis and Ms. Marrone,

This letter is submitted on behalf of Hines Global Income Trust, Inc. (the “Company”), in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 29, 2025 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on March 26, 2025.

For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in bold and italics herein with the response immediately following.

Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 71

1.We note your disclosure of property operating expenses, which are presented by segment and evaluated on a same-store basis. Please revise your disclosure in future filings to include a detailed description of the components of property operating expenses, or advise.

Response: The Company acknowledges the Staff’s comment and confirms that, in future filings, it will expand its disclosure to provide the following description regarding the principal components of property operating expenses:

Property operating expenses include the ongoing costs of maintaining our properties. These essential, routine expenses are necessary to ensure the property remains functional and in good condition. Examples of property operating expenses include property taxes, property management fees, insurance, utilities, repairs and maintenance, legal and professional fees, salaries and wages of property management personnel, advertising costs and other miscellaneous services and costs.

The Company respectfully believes that the information contained herein is responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at shea.morgenroth@hines.com or at 713-966-5340.

Sincerely,

By: /s/ J. Shea Morgenroth
Name: J. Shea Morgenroth
Title: Chief Financial Officer

cc:Alice L. Connaughton, Morrison & Foerster LLP